Key Insights

— Regulated access has changed how investors engage with crypto. What was once a niche and operationally complex market can now be evaluated alongside other high-risk, high-growth assets.

— Greater accessibility brings both opportunity and responsibility. Crypto remains volatile, technologically complex and subject to rapid change. Wider access does not eliminate these risks.

— Within a portfolio, value can be targeted through diversified positioning, active evaluation and governance embedded within a broader investment platform.

Cryptocurrency has long existed on the margins of mainstream investing. Advocates have promoted it as a technological revolution; critics have dismissed it as a speculative distraction. For investors today, the practical question is simpler: if crypto belongs in a portfolio, where does it fit—and how should exposure be implemented?

This shift has little to do with volatility—which remains—and more to do with access and structure. The emergence of regulated exchange-traded products (ETPs) has made crypto easier to hold inside traditional accounts, alongside equities and bonds. As a result, investors

need a framework for assessing what crypto is, how it behaves and where it might sit alongside familiar assets.

So far, most interest has flowed through single-token ETPs—primarily Bitcoin and, more recently, Ethereum. While these products improve access, they provide only a partial view of a broader, more complex asset class that is difficult to capture through a single instrument. It is in this context that T. Rowe Price has launched the T. Rowe Price Active Crypto Exchange-Traded Fund (ETF) (see box). An ETF is a specific type of ETP that is legally structured as a fund.

Blue Macellari Head of Digital Assets

Thomas Casperite Head of Portfolio Construction Specialists

Chris Murphy Head of ETF Specialists

...investors need a framework for assessing what crypto is....

– Blue Macellari
Head of Digital Assets

This material must be preceded or accompanied by a prospectus.

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Introducing TKNZ—The T. Rowe Price Active Crypto ETF

With growing interest in digital assets and a broader shift in the evolution of crypto beyond single-token ETPs and passive index-based strategies, we have launched the T. Rowe Price Active Crypto ETF (TKNZ).

— First actively managed spot multi-token ETP available in the U.S.

— Simplifies access to crypto’s growth and diversification potential without the complexity and risk of direct ownership of the cryptocurrencies themselves

— Professional research and active management in an asset class where expertise matters most

— Unlike passive, single-token funds, TKNZ holds a curated selection of crypto assets, spanning established tokens and momentum-driven opportunities

— Navigates custody, trading, and rebalancing complexities on investors’ behalf

The T. Rowe Price Active Crypto ETF is not an investment company registered under the Investment Company Act of 1940 and therefore is not subject to the same regulatory requirements as mutual funds or ETFs registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

Growth of digital asset ETPs

(Fig. 1) Assets under management have soared in recent years

As of February 10, 2026.

Source: ETF Action.

Crypto is an asset class, not a single instrument

Crypto has often been assessed using frameworks better suited to traditional asset classes. When treated as a single item, it is typically analyzed through price history and volatility alone. A more useful approach is to treat crypto as an ecosystem of competing networks built on a common technological foundation, known as blockchain.

At its simplest, blockchain is an operational technology for coordinating activity across decentralized networks without a central authority. Crypto tokens provide incentives that help networks run (for example, rewarding validation, computing power, or infrastructure). Owning a token can provide exposure to the economic activity that develops on that network.

This matters as it shifts the focus from short-term price movements and toward economic function. Crypto is not merely a collection of speculative instruments; it is an attempt to build a new form of digital infrastructure. As with many early-stage technologies, progress has been uneven—

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some networks develop meaningful use cases; others fade. Volatility has been a constant feature. None of this is unusual for a nascent asset class; what distinguishes crypto is the speed of innovation and the visibility of its failures.

Bitcoin—and everything else

Within the crypto universe, it is helpful to distinguish between Bitcoin and the rest of the market. Bitcoin increasingly behaves like a macro asset. Its fixed supply, decentralized governance and relatively long track record have led to comparisons with gold. The comparison is imperfect, but the direction of travel is clear: Bitcoin is now more frequently treated as a macro asset rather than a technology platform.

Beyond Bitcoin lies a more diverse competitive landscape. Other networks typically resemble technology platforms rather than monetary assets. They compete across payments, decentralized finance, tokenization, computing and physical infrastructure. Some are narrowly focused; others are designed as broad platforms capable of supporting multiple use cases.

As the crypto market has broadened, Bitcoin’s share of total market capitalization has declined. This matters for investors because it means that treating crypto as synonymous with Bitcoin risks overlooking where much of the innovation and value creation is occurring—at a time when access to these assets is becoming easier.

Why crypto has moved closer to the mainstream

Crypto has been developing for more than a decade, but only recently has it become difficult for investors to ignore. This partly reflects technological progress, but it is primarily due to better access and governance.

Historically, buying crypto directly involved operational complexity: managing private keys, evaluating custody, navigating fragmented venues, and handling idiosyncratic tax reporting. Security failures—whether through error or attack—added risk.

ETPs have altered this dynamic. As a familiar, regulated wrapper, they can reduce friction by allowing crypto exposure alongside traditional assets, with custody, trading, and reporting handled institutionally. They do not, however, reduce market risk: Crypto remains volatile.

The result is that crypto can be integrated into portfolios in a more conventional way. Exposure can be sized deliberately, monitored consistently and governed within existing frameworks. This shift—from novelty to implementation—has been important in moving crypto into more asset allocation and portfolio construction discussions.

Concentration and implementation risk

The vast majority of crypto ETPs currently offer exposure to a single asset. In a young, competitive ecosystem, that concentration is not trivial. Networks compete on technology, economics, security, and adoption—so dispersion between winners and losers is likely to be meaningful over time.

Single-token exposure therefore represents a focused bet on a particular outcome. For investors who view Bitcoin primarily as a store of value, this may make sense; for those who regard the asset class as an ecosystem of competing networks, concentrating exposure in one token may be less appealing.

A broader approach to crypto allows participation across multiple areas of innovation—from payments and decentralized finance to tokenization and digital infrastructure—and reflects the reality that leadership within crypto has shifted over time. As the market has matured, value creation has become more dispersed, increasing the potential cost of relying on a single outcome.

...treating crypto as synonymous with Bitcoin risks overlooking where much of the innovation and value creation is occurring.... – Chris Murphy Head of ETF Specialists

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How allocations to crypto influence contribution-to-risk in a portfolio

(Fig. 2) Small allocations have an outsize impact on overall portfolio risk

Portfolio Weights	Traditional 60/40 portfolio	+1% Bitcoin	+2.5% Bitcoin	+5% Bitcoin	+10% Bitcoin
Russell 3000 Index	60%	59%	57.5%	55%	50%
Bloomberg U.S. Aggregate Bond Index	40%	40%	40%	40%	40%
Bitcoin	0%	1%	2.5%	5%	10%
5 Year Contribution to Risk
Russell 3000 Index	82%	80%	76%	69%	53%
Bloomberg U.S. Aggregate Bond Index	18%	17%	16%	15%	12%
Bitcoin	0%	3%	7%	16%	35%

As of December 31, 2025.

For illustrative purposes only.

Bitcoin allocations are funded from the Russell 3000.

Sources: Macrobond, FactSet. Calculations by T. Rowe Price.

Active management is particularly relevant in this context. Crypto markets trade continuously, evolve rapidly and demand analysis that spans both technology and finance. Assessing networks requires judgment—about security, decentralization, programmability, and how value accrues to token holders. For most investors, building and maintaining such exposure independently would be impractical. And while passively managed index-based strategies may help with diversification, they typically lack the flexibility necessary required in a rapidly evolving asset class.

Only recently has the crypto market become sufficiently broad, liquid and institutionally accessible to support an actively managed multi-token ETP. The launch of the T. Rowe Price Active Crypto ETF reflects a point of transition.

Asset allocation considerations

From a portfolio perspective, crypto behaves like a high-growth, high-volatility asset and may experience sharp drawdowns. Returns are largely driven by adoption and network effects, placing crypto closer to equities than fixed income.

This has implications for how crypto is funded within portfolios. Funding crypto from defensive assets such as bonds would materially distort overall risk.

In practice, investors typically source exposure from equities or from a growth-oriented alternatives allocation, where the risk profile is more comparable.

Position sizing is therefore critical. For many investors, contribution-to-risk is more informative than return expectations. Small allocations—often 1 to 4%—can influence outcomes without dominating portfolio risk. For example, in Figure 2 we illustrate hypothetical portfolios of equities (represented by the Russell 3000 Index), bonds (represented by the SPAB) and digital assets (represented by the S&P Bitcoin PR as Bitcoin has the longest track record and we do not yet have robust multi-token index data). A 2.5% allocation to digital assets would represent 7% of the overall risk (calculated by the 5-year standard deviation) of the portfolio.

It is also true that relatively small allocations to crypto can make a meaningful contribution to overall portfolio returns. Using data from the beginning of 2014 to the end of 2025, the first table in Figure 3 shows the annualized returns of five model portfolios with various sized allocations to Bitcoin over one, three, five and ten years. The second table breaks down the contributions to annualized returns from Bitcoin, equities (represented by the Russell 3000 Index) and bonds (represented by the Bloomberg U.S. Aggregate Index) over the five-year period.

...investors typically source exposure from equities or from a growth-oriented alternatives allocation.... – Thomas Casperite Head of Portfolio Construction Specialists

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Historical impact of Bitcoin on a traditional 60:40 portfolio

(Fig. 3a) The impact of various allocations to Bitcoin over 1, 3, 5 and 10 years

	1-Year Return	3-Year Return	5-Year Return	10-Year Return
Portfolio	(%)	(%)	(%)	(%)
Traditional 60/40 Portfolio	13.35	15.13	7.76	9.57
Traditional Portfolio + 1.0% Bitcoin	13.16	15.72	8.12	10.55
Traditional Portfolio + 2.5% Bitcoin	12.88	16.61	8.64	12.00
Traditional Portfolio + 5.0% Bitcoin	12.41	18.09	9.50	14.38
Traditional Portfolio + 10.0% Bitcoin	11.45	21.00	11.13	18.96

Breakdown of return contributions over five years

(Fig. 3b) Greater allocations to crypto delivered higher overall returns

	Traditional 60/40	+ 1.0%	+ 2.5%	+ 5.0%	+ 10.0%
Asset	Portfolio	Bitcoin	Bitcoin	Bitcoin	Bitcoin
Bitcoin	0.00	0.45	1.11	2.20	4.32
Russell 3000 Index	7.73	7.64	7.49	7.23	6.69
Bloomberg U.S. Aggregate Bond Index	0.03	0.04	0.05	0.07	0.12
Total 5Y Annualized Return	7.76	8.12	8.64	9.50	11.13

As of December 31, 2025.
For illustrative purposes only.

Bitcoin allocations are funded from the Russell 3000.
Sources: Macrobond, FactSet. Calculations by T. Rowe Price.

For most investors, crypto functions best as a satellite allocation rather than a core holding. The emphasis is on deliberate sizing, clear expectations and an understanding that diversification benefits must be weighed against the asset class’s inherent volatility.

From debate to discipline

Regulated access has changed how investors engage with crypto. What was once a niche and operationally complex market can now be evaluated alongside other high-risk, high-growth assets within established portfolio frameworks. Access does not simplify the asset class—but it makes disciplined implementation more feasible.

Greater accessibility brings both opportunity and responsibility.

Crypto remains volatile, technologically complex and subject to rapid change. Wider access does not eliminate these risks, nor does it make crypto appropriate for every investor. The existence of an investment vehicle is not, in itself, an argument for allocation.

What has changed is the nature of the conversation. Crypto can now be discussed less in ideological terms and more through the lenses of risk, diversification, governance and portfolio fit. For investors willing to engage with that discipline, the asset class has moved from the margins of investability to a point where it can be assessed with greater structure—and fewer distractions. In this context, the value lies not simply in access, but in how exposure is constructed—through diversification, active evaluation and governance embedded within a broader investment platform.

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Risks: Digital assets (DAs) are subject to existing and evolving regulations, which create uncertainty for this asset class. These assets are relatively new, and remain largely unregulated, which create exposure to more fraud and cybersecurity breaches than established, regulated exchanges for other financial assets. Investing in digital assets carries a substantial level of risk, and is not suitable for all investors. Those who invest should be prepared for the possibility of losing all their money. DAs are also subject to extreme price volatility, illiquidity, and increased risk of loss.

Additional Disclosures

Active Crypto ETF (TKNZ)

Investment Objective: The fund seeks long-term capital growth through investments in crypto assets.

Investment Strategies: To meet the fund’s investment objective, the fund will employ an active investment strategy by primarily investing in a diversified basket of crypto assets, under normal market conditions. The fund will invest in crypto assets through a fundamentally informed model-based process and will take an active view on specific crypto assets based on criteria such as fundamentals, valuation, and momentum, within a disciplined risk-based framework. The fund primarily invests in crypto assets that meet the fund’s eligibility criteria (each an “Eligible Asset”). Under normal circumstances, the fund is expected to hold between five and fifteen (5–15) crypto assets; however, the fund may hold more or less at any time. The fund may also hold cash, cash equivalents, and stablecoins to cover expenses, buy crypto assets, and allow for efficient trading. The fund will not invest in any asset considered a security under the federal securities laws, at any time. See the prospectus for full strategy details.

Investment Risks: All investments are subject to market risk, including the possible loss of principal. The Eligible Assets have a relatively limited history of existence and operations compared to traditional commodities. There is a limited established performance record for the price of the assets and, in turn, a limited basis for evaluating an investment. Crypto assets (including the Eligible Assets) have experienced periods of extreme price volatility and their prices may be influenced by, among other things, trading activity and regulatory scrutiny of crypto trading platforms due to fraud, failure, security breaches or otherwise. To the extent that the fund trades Eligible Assets on crypto platforms and other trading venues, these crypto trading platforms are relatively new. In addition, crypto trading platforms may be lightly regulated, unregulated, or may be non-compliant with existing and applicable regulations in one or more jurisdictions in which they operate. A market disruption, such as a government taking regulatory or other actions that disrupt the crypto asset market, can also make it difficult to liquidate a position. Crypto asset markets in the U.S. exist in a state of regulatory uncertainty, and adverse legislative or regulatory developments could significantly harm the value of the Eligible Assets or the Shares. Regulatory developments such as by banning, restricting or imposing onerous conditions or prohibitions on the use of crypto assets, mining activity, digital wallets, the provision of services related to trading and custody of crypto assets, the operation of the Eligible Asset Networks, or the crypto asset markets generally may adversely impact the value of the Eligible Assets and, therefore, of the fund. See the prospectus for more detail on the fund’s principal risks.

For U.S. investors, visit troweprice.com/glossary for definitions of financial terms.

Please see vendor indices for more information, including definitions and source data: troweprice.com/marketdata.

This material must be preceded or accompanied by a prospectus.

Important Information

Call 1-800-225-5132 to request a prospectus or summary prospectus, in addition to the one linked in this document; each includes investment objectives, risks, fees, expenses, and other information you should read and consider carefully before investing.

This material is provided for informational purposes only and is not intended to be investment advice or a recommendation to take any particular investment action.

The views contained herein are those of the authors as of July 2026 and are subject to change without notice; these views may differ from those of other T. Rowe Price associates.

This information is not intended to reflect a current or past recommendation concerning investments, investment strategies, or account types, advice of any kind, or a solicitation of an offer to buy or sell any securities or investment services. The opinions and commentary provided do not take into account the investment objectives or financial situation of any particular investor or class of investor. Please consider your own circumstances before making an investment decision.

Information contained herein is based upon sources we consider to be reliable; we do not, however, guarantee its accuracy. Actual future outcomes may differ materially from any estimates or forward-looking statements provided.

Past performance is not a guarantee or a reliable indicator of future results. All investments are subject to market risk, including the possible loss of principal. All charts and tables are shown for illustrative purposes only.

© 2026 T. Rowe Price. All Rights Reserved. T. ROWE PRICE, INVEST WITH CONFIDENCE, the Bighorn Sheep design, and related indicators (see troweprice.com/ip) are trademarks of T. Rowe Price Group, Inc. T. Rowe Price Active Crypto ETF is organized as a Delaware statutory trust. The sponsor of the Trust is T. Rowe Price Sponsor LLC (the “Sponsor”). T. Rowe Price Investment Services, Inc. (“TRPIS”) serves as the distributor of the Trust. All other trademarks are the property of their respective owners. Use does not imply endorsement, sponsorship, or affiliation of T. Rowe Price with any of the trademark owners.

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